SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) March 23, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 1.01. Entry into a Material Definitive Agreement.

At a meeting held on Friday, March 18, 2005 the Board of Directors of Petroleum Development
Corporation approved 2005 short term incentive compensation terms for the CEO and other executive
officers of the Company. The short term incentive plan provides the potential for an annual bonus to each
of the executive officers based on both Company and personal performance criteria. Forty percent of the
bonus will be determined by increases in the Company's production; thirty percent of the bonus will be
determined by increases in diluted earnings per share; and the remaining thirty percent of the bonus will be
determined by the Compensation Committee in its discretion based upon an evaluation by the Committee
of the performance of each respective executive during the year. The following table summarizes the
criteria to be used in determining the bonus amounts:

Criteria	Lower Threshold Amount	Target Bonus	Maximum Bonus	Percent of Total Maximum Bonus
Production increase based on Mcf equivalents	8%	10%	12%	40%
Diluted earnings per share	$2.10	$2.31	$2.42	30%
Discretionary evaluation	Compensation Committee Determination			30%

Payments of bonus amounts based on the criteria above will begin at the lower threshold and increase
proportionally as the metric increases. The following table summarizes the lower threshold, target and
maximum bonus amounts for each covered executive based on each of the bonus criteria set forth in the
table above:

Executive	Position	Lower Threshold Amount	Target Bonus	Maximum Bonus
Steven R. Williams	CEO	$111,300	$238,500	$413,400
Thomas E. Riley	President	$50,400	$126,000	$201,600
Eric R. Stearns	Executive VP	$46,200	$115,500	$184,800
Darwin L. Stump	CFO	$42,000	$105,000	$168,000

Item 8.01. Other Events.

At a meeting held on Friday, March 18, 2005 the Company's Board approved a stock repurchase program
to allow the Company to repurchase up to 2% of the Company's common stock in 2005. The Company
intends at a minimum to purchase adequate shares to insure no dilution as a result of awards under
employee stock compensation plans. The Company may complete its purchases in privately negotiated
transactions and may also make open market purchases from time to time through an independent
brokerage agent.

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EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

10.1 Summary of Short Term Incentive Compensation Arrangements

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date March 23, 2005

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer